David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com

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File No. 045646-0004

November 2, 2010

VIA EDGAR CORRESPONDENCE

Mr. Russell Mancuso / Mr. Geoff Kruczek

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                             Funtalk China Holdings Limited

Post-effective Amendment No. 10 to Form S-4 on Form F-3

Filed on October 22, 2010

File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we have set forth below the Company’s responses to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 27, 2010 and relating to the Company’s Post-Effective Amendment No. 10 to Form S-4 on Form F-3 (“Amendment No. 10”) filed on October 22, 2010.

The comment is repeated below in bold and followed by the Company’s responses.  We are also sending courtesy copies of this letter to you by courier.

Please note that since the filing of Amendment No. 10 on October 22, 2010, the Company has incorporated by reference into Amendment No. 10 a Form 6-K dated October 29, 2010 to announce the closing of the Company’s public offering of 7,000,000 ordinary shares, which also includes the type and number of securities offered, the amount of net proceeds, the use of proceeds, from the offering and the offering participants.

We also enclose herewith a separate letter signed by the Company containing the written acknowledgements requested by the Staff in the comment letter.

Michael S. L. Liu Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan	Stanley Chow Raymond M. S. Kwok Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

1.                                      Your response to prior comment 1 states unequivocally that there will be no tax implications, contrary to your disclosure on page 43 that the separation of a unit into its component instruments “should” not be a taxable event.  Please reconcile.

We and the Company believe that the mandatory separation of a unit into its component instruments is not a taxable event, given that for United States federal income tax purposes, each holder of a unit was generally treated as holding the applicable ordinary share and warrant components of such unit.  However, there is no explicit authority that confirms this conclusion.  We provided an opinion to the Company dated October 22, 2010 (such opinion filed as exhibit 8.2 to Amendment No. 10) (the “Opinion”) stating that the statements of law or legal conclusions in Amendment No. 10 under the caption “Taxation—Material United States Federal Income Tax Considerations” constitute the opinion of Latham & Watkins LLP as to the material tax consequences of an investment in the ordinary shares and warrants. Without an explicit authority to support an unequivocal statement that the mandatory separation of a unit into its component instruments “is not” a taxable event and in order to provide the Company with our Opinion which is consistent with our general practice of relying on clear authority to support legal conclusions, we advised the Company to state in Amendment No. 10 on page 43 under the caption “Taxation—Material United States Federal Income Tax Considerations” that the mandatory separation of a unit into its component instruments “should” not be a taxable event.

*                     *                     *

If you have any questions regarding this response letter and Amendment No. 10, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

David T. Zhang
of LATHAM & WATKINS

Enclosure:	Company’s Acknowledgement Letter

cc:	Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Benjamin Su, Latham & Watkins LLP, Beijing (each, with enclosure)

Funtalk China Holdings Limited

21/F, Block D The Place Tower

No. 9 Guanghua Road, Chaoyang District

Beijing, China 100020

Tel: +86-10-5709-1100

November 2, 2010

VIA EDGAR CORRESPONDENCE

Mr. Russell Mancuso / Mr. Geoff Kruczek

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                             Funtalk China Holdings Limited (“Registrant”)

Post-effective Amendment No. 10 to Form S-4 on Form F-3

Filed on October 22, 2010

File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

The Registrant acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely yours,

Funtalk China Holdings Limited

		By:	/s/ Dongping Fei
			Name:	Dongping Fei
			Title:	Chief Executive Officer

cc:	David Zhang, Latham & Watkins, Hong Kong
Benjamin Su, Latham & Watkins LLP, Beijing